Canadian Imperial Bank of Commerce

July 28, 2023

Form: SBSE-A/A

Change Summary

Application Data – Page 2:

• Update answer to question 4 to Yes

Schedule F:

• Update title for Ron Hoover to MD & Head of Regulatory Management